

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Christian Schenk
Chief Executive Officer
Driven Deliveries, Inc.
134 Penn Street
El Segundo, California 90245

  Re: Driven Deliveries, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed November 4, 2020
    File No. 333-241684

Dear Mr. Schenk:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed November 4, 2020

Merger Agreement, page 2

1. Please revise your registration statement to include pro forma financial statements pursuant to Article 8-05 of Regulation S-X that give effect to the proposed merger of Stem Holdings, Inc. and Driven Deliveries, Inc., or tell us why you believe they are not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-3797 with other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services